Exhibit 99.13

20 February 2004

Bookham Technology plc

Proposed acquisition of New Focus, Inc:  Supplementary Listing Particulars

Bookham Technology plc (“Bookham”) has today published Supplementary Listing Particulars in connection with its proposed acquisition of New Focus, Inc (“New Focus”).  The Supplementary Listing Particulars contain the announcement made on 9 February 2004 by New Focus in relation to its unaudited financial results for it fourth quarter and year ended 28 December 2003 and the announcement made on 10 February 2004 by Bookham in relation to its unaudited financial results for its fourth quarter and year ended 31 December 2003.

Copies of the Supplementary Listing Particulars have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA Document Viewing Facility at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

A copy of the New Focus announcement dated 9 February 2004 is available on the Securities and Exchange Commission website at www.sec.gov/edgar.shtml under New Focus’ company filings on Form 8-K.